UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

Rio Alto Mining Limited

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

76689T104

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☒  Rule 13d-1(b)

     ☐  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	76689T104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sentry Investments Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Province of Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

28,000,700

	6	SHARED VOTING POWER

n/a

	7	SOLE DISPOSITIVE POWER

28,000,700

	8	SHARED DISPOSITIVE POWER

n/a

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,000,700

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.01%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
FOOTNOTES

CUSIP No.	76689T104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sentry Select Capital Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Province of Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

28,000,700

	6	SHARED VOTING POWER

n/a

	7	SOLE DISPOSITIVE POWER

28,000,700

	8	SHARED DISPOSITIVE POWER

n/a

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,000,700

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.01%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
FOOTNOTES

Item 1.

(a)	Name of Issuer
Rio Alto Mining Limited

(b)	Address of Issuer’s Principal Executive Offices
400 Burrard Street, Suite 1950 Vancouver, British Columbia V6C 3A6 Canada

Item 2.

(a)	Name of Person Filing
i) Sentry Investments Inc. ii) Sentry Select Capital Corp.

(b)	Address of Principal Business Office or, if none, Residence
199 Bay Street, Suite 4100 Commerce Court West, PO Box 108 Toronto, Ontario M5L 1E2 Canada

(c)	Citizenship
i) Province of Ontario, Canada ii) Province of Ontario, Canada

(d)	Title of Class of Securities
Common stock, par value $0.01 per share

(e)	CUSIP Number
76689T104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐
A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: investment fund manager and portfolio manager

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 28,000,700

(b)	Percent of class: 16.01

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 28,000,700

(ii)	Shared power to vote or to direct the vote: NaN

(iii)	Sole power to dispose or to direct the disposition of: 28,000,700

(iv)	Shared power to dispose or to direct the disposition of: NaN

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

n/a

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

n/a

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

n/a

Item 8.	Identification and Classification of Members of the Group

n/a

Item 9.	Notice of Dissolution of Group

n/a

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to investment fund managers and portfolio managers is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sentry Investments Inc.

Date: February 05, 2013	By:	/s/ James A. McIntyre
Name: James A. McIntyre
Title: Co-Chief Executive Officer

Sentry Select Capital Corp.

Date: February 05, 2013	By:	/s/ James A. McIntyre
Name: James A. McIntyre
Title: President

Footnotes:
Item 4(a) Amount beneficially owned: 28,000,700 shares of common stock beneficially owned by Sentry Investments Inc.
Sentry Investments Inc. is the wholly-owned subsidiary of Sentry Select Capital Corp.

By signing above I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Agreement of Joint Filing
Rio Alto Mining Limited
Common stock, par value $0.01 per share
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the above signed hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a Statement on Schedule 13G, and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)